UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number: 001-34866

CHINA MING YANG WIND POWER GROUP LIMITED

Jianye Road, Mingyang Industry Park

National Hi-Tech Industrial Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit 99.1 – Press release dated February 1, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MING YANG WIND POWER GROUP LIMITED

By:	/S/ CHUANWEI ZHANG
Name:	Chuanwei Zhang
Title:	Chairman of the Board of Directors, Chief Executive Officer

Date: February 1, 2011

Exhibit 99.1

China Ming Yang Lands 1.1GW of New Bids in January, Guangdong

Government Releases Policy to Support Company Growth

ZHONGSHAN, China, February 1st, 2011- China Ming Yang Wind Power (NYSE: MY) (“Ming Yang” or the “Company”), announced that it has won a total of 1.1GW new bids in January 2011, including 200MW for its 2.5/3.0MW Super Compact Drive (“SCD”) wind turbine generators in both onshore and offshore tenders.

Ming Yang reports that it won bids in all tenders in which it participated, with the aggregate winning bids in excess of 20% of the amounts available for tender. Over 75% of the new bids won were from the top 5 national wind farm operators, including Huandian Power International, Huaneng Power International, Datang International Power Generation, Datang New Energy and China Longyuan Power, further improving its customer mix among national and provincial operators.

“I am very excited about Ming Yang’s outstanding performance in January, which we expect to help drive a strong pace of growth in 2011” said Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang. “Our SCD product continues to gain market acceptance in both onshore and offshore markets, and our supply chain conference held recently in Zhongshan demonstrates our continual commitment to reduce our costs and achieve attractive gross margins.”

“In light of China’s 12th Five-Year Plan on the nation’s commitment to environmental protection and energy efficiency improvement, the Government of Guangdong Province has identified Ming Yang as a sector model for innovation,” continued Mr. Zhang. “Consequently, under the special guidance of the governor, the provincial government released a policy document explicitly supporting Ming Yang in its course to be a leader in the renewable energy industry. We believe Ming Yang will benefit from favorable government policies in areas such as EPC projects, advanced wind and photovoltaic hybrid power solutions and research and development, as Guangdong Province continues to leverage its wind resources to expedite offshore wind power development in the region.”

Mr. Zhang added, “We appreciate the support and commitment rendered by our suppliers and shareholders, and together with the favorable policies of the Guangdong Government, we believe Ming Yang is well placed to capture a greater share of the wind power market in China.”

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About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and low energy production costs and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop wind turbines and share intellectual property rights. Ming Yang’s key customers include the five largest state-owned power producers in China, with an aggregate installed capacity accounting for more than 50% of China’s newly installed capacity in 2009. For further information, please visit the Company’s website: www.mywind.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward- looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media inquiries, please contact:

New York

Cindy Zheng

Brunswick Group

Phone: + 1 212-333-3810

Email: mingyang@brunswickgroup.com

Hong Kong

Joseph Lo / Nina Zhan

Brunswick Group

Phone: + 852 3512 5000

Email: mingyang@brunswickgroup.com

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